Prospectus

Filed Pursuant to Rule 424(b)(3)

On Registration No. 333-116768

HIBERNIA CORPORATION

Offer to Exchange up to $100,000,000 of its

5.35% Subordinated Notes due May 1, 2014,

which have been registered under the Securities Act of 1933,

for any and all of its outstanding

5.35% Subordinated Notes due May 1, 2014

The Exchange Offer will expire at 5:00 p.m., New York City time, on August 23, 2004, unless extended.

•	We will exchange all initial subordinated notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange subordinated notes that are freely tradable.

•	You may withdraw tendered initial subordinated notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We do not currently intend to extend the expiration date.

•	We believe that the exchange of initial subordinated notes for exchange subordinated notes will not be a taxable exchange for United States federal income tax purposes, but you should see the section entitled “Important United States Tax Considerations” on page 40 for more information.

•	The terms of the exchange subordinated notes are substantially identical to the terms of the initial subordinated notes, except that the exchange subordinated notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights relating to the initial subordinated notes do not apply to the exchange subordinated notes.

•	We will not receive any proceeds from the exchange offer.

•	The exchange subordinated notes are being offered in order to satisfy specified obligations under the registration rights agreement entered into in connection with the placement of the initial subordinated notes.

•	There is no existing market for the subordinated notes to be issued, and we do not intend to apply for their listing on any securities exchange or to arrange for them to be quoted on any quotation system.

THE SUBORDINATED NOTES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these subordinated notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2004.

Each broker-dealer that receives exchange subordinated notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange subordinated notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange subordinated notes received in exchange for initial subordinated notes where such initial subordinated notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Hibernia has agreed that, for a period not to exceed 180 days after the effective date of the registration statement of which this prospectus forms a part, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus incorporates important business and financial information about Hibernia that is not included in or delivered with the prospectus. This information is available without charge to security holders upon written request at the following address: Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, Attention: Corporate Communications Department. This information may also be obtained by calling us at the following telephone number: (504) 533-3333. In order to obtain timely delivery, this information must be requested no later than August 16, 2004. See “Where You Can Find More Information.”

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including our financial statements and related notes, included or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus and the information incorporated by reference, including the financial statements and notes to those statements, before making a decision whether to participate in the offer. Unless the context otherwise requires, the terms “Hibernia,” “the company,” “we,” “us” and “our” refer to Hibernia Corporation and its subsidiaries. The term “initial subordinated notes” refers to the 5.35% subordinated notes due May 1, 2014, and the term “exchange subordinated notes” refers to the 5.35% subordinated notes due May 1, 2014, registered under the Securities Act of 1933, as amended. The terms “subordinated note” or “subordinated notes” refer to both the initial subordinated notes and the exchange subordinated notes to be issued in this exchange offer.

THE COMPANY

Hibernia Corporation is a financial holding company. As of June 30, 2004, we were the largest publicly traded financial holding company headquartered in Louisiana, with assets of $21.3 billion, deposits of $16.4 billion and stockholders’ equity of $1.8 billion. Our sole depository subsidiary is Hibernia National Bank which was chartered as a national banking association in 1933 and can trace its origins back to 1870. As a financial holding company, we can offer a broad range of products and services that are financial in nature. In addition to our subsidiary bank, we own non-bank subsidiaries which engage in insurance brokerage and investment banking businesses.

At June 30, 2004, we operated in 310 locations in 34 Louisiana parishes and 34 Texas counties (including the locations acquired in our acquisition of Coastal Bancorp, Inc.) and two mortgage loan production and national brokerage services offices in southern Mississippi. In December 2002, we opened a commercial financial center in Dallas, Texas. In 2003, we opened our second commercial financial center in Houston, Texas, and opened the first of our Texas de novo branches in the Dallas and Houston markets since announcing in July 2002 our plan to expand into large, high growth Texas suburbs by opening new locations, along with an additional branch in the Tyler market in East Texas.

Our principal executive office is located at 313 Carondelet Street, New Orleans, Louisiana 70130, and our telephone number at that location is (504) 533-3333. Our website is located at www.hibernia.com. The information contained on our website is not part of this prospectus.

RECENT EVENTS

On May 13, 2004, we completed the largest merger in our history with $2.7 billion-asset Coastal Bancorp, Inc. Hibernia added 44 branches and gained an increased presence in Houston, as well as entry into additional Texas markets from Austin to the Rio Grande Valley, through our acquisition of Coastal.

THE EXCHANGE OFFER

On April 26, 2004, we completed the private offering of $100,000,000 aggregate principal amount of 5.35% subordinated notes due May 1, 2014 in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the initial subordinated notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the initial subordinated notes within 180 days after the issuance of the initial subordinated notes. Below is a summary of the exchange offer.

Terms of the Offer

We are offering to exchange an aggregate of $100,000,000 of exchange subordinated notes for a like principal amount of initial subordinated notes. The terms of the exchange subordinated notes are substantially identical to the terms of the initial subordinated notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the initial subordinated notes will not apply to the exchange subordinated notes. In order to be exchanged, an initial subordinated note must be properly tendered and accepted. All initial subordinated notes that are validly tendered and not withdrawn will be exchanged. We will issue exchange subordinated notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer expires at 5:00 p.m., New York City time, on August 23, 2004, unless we extend the offer. We do not currently intend to extend the expiration date.

Procedures For Tendering

If you wish to accept the exchange offer and tender initial subordinated notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the initial subordinated notes to be tendered or in compliance with the specified procedures for guaranteed delivery of initial subordinated notes or, if you hold initial subordinated notes through The Depositary Trust Company, in compliance with the Automated Tender Offer Program procedures of DTC. See “The Exchange Offer—Procedures for Tendering.” Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Letters of transmittal and certificates representing initial subordinated notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

By signing, or agreeing to be bound by the letter of transmittal, you will represent to us, among other things:

•	Any exchange subordinated notes that you receive will be acquired in the ordinary course of your business;

•	You have no intent to participate in an arrangement or understanding with any person or entity to participate in a distribution of the initial subordinated notes or the exchange subordinated notes;

•	If you are a broker-dealer that will receive exchange subordinated notes for your own account in exchange for initial subordinated notes that were acquired as a result of marketmaking activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the exchange subordinated notes; and

•	You are not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate of ours, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

See “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of initial subordinated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the initial subordinated notes in the exchange offer, you should contact that registered holder promptly and instruct that registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your initial subordinated notes, either make appropriate arrangements to register ownership of the initial subordinated notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer—Procedures for Tendering.”

Effect on Holders of Initial Subordinated Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered initial subordinated notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the initial subordinated notes under the circumstances described in the registration rights agreement. If you are a holder of initial subordinated notes and you do not tender your initial subordinated notes in the exchange offer, you will continue to hold the initial subordinated notes and you will be entitled to all the rights and limitations applicable to the initial subordinated notes in the indenture and the registration rights agreement, except for any rights under the indenture or registration rights agreement that by their terms terminate upon the consummation of the exchange offer. All untendered initial subordinated notes will continue to be subject to the restrictions on transfer provided for in the initial subordinated notes and in the indenture.

To the extent that initial subordinated notes are tendered and accepted in the exchange offer, the trading market for initial subordinated notes could be adversely affected.

Acceptance of Initial Subordinated Notes for Exchange; Issuance of Exchange Subordinated Notes

The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer.” Subject to such conditions, we will accept for exchange any and all initial subordinated notes which are properly tendered in the exchange offer before the expiration date. The exchange subordinated notes will be delivered promptly after the expiration date.

Any initial subordinated notes not accepted for exchange for any reason will be returned to the tendering holder promptly after the expiration or termination of the exchange offer.

Accrued Interest on Initial Subordinated Notes

Initial subordinated notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of initial subordinated notes whose initial subordinated notes are accepted for exchange will not receive any payment in respect of accrued interest on such initial subordinated notes; rather, that interest will be payable on the exchange subordinated notes delivered in exchange for the initial subordinated notes on the first interest payment date after the exchange date.

United States Federal Income Tax Consequences

Your exchange of initial subordinated notes for exchange subordinated notes to be issued in the exchange offer will not be a taxable exchange for United State federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See “Important United States Tax Considerations.”

Withdrawal Rights	You may withdraw your tender of initial subordinated notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Resales of Exchange Subordinated Notes

Based on interpretations by the staff of the Division of Corporate Finance of the SEC, as detailed in a series of no-action letters issued to unrelated third parties, we believe that the exchange subordinated notes issued pursuant to the exchange offer in exchange for initial subordinated notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer without further registration under the Securities Act if:

•	you acquire the exchange subordinated notes in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in, a distribution of the initial subordinated notes or exchange subordinated notes;

•	you are not an “affiliate” of Hibernia, as defined in Rule 405 of the Securities Act;

•	you are not a broker-dealer who owns initial subordinated notes acquired directly from us or from an affiliate of ours;

•	if you are a broker-dealer, you will receive the exchange subordinated notes for your own account in exchange for initial subordinated notes that were acquired as a result of market-making activities or other trading activities and you agree to deliver a prospectus in connection with any resale of these exchange subordinated notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Any holder that is an “affiliate” of ours or a broker-dealer that acquired initial subordinated notes directly from us or that otherwise cannot rely upon the interpretations of the SEC staff must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the initial subordinated notes and will not be permitted or entitled to exchange initial subordinated notes in the exchange offer. See “Plan of Distribution.”

You will be required to represent to us that you comply with the above criteria in the letter of transmittal when you exchange your initial subordinated notes.

Exchange Agent

The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange subordinated notes in the exchange offer.

THE EXCHANGE SUBORDINATED NOTES

The terms of the exchange subordinated notes and the initial subordinated notes are identical in all material respects, except:

•	the exchange subordinated notes will have been registered under the Securities Act;

•	the exchange subordinated notes will not contain transfer restrictions and registration rights that relate to the initial subordinated notes; and

•	the exchange subordinated notes will not provide for any increase in the interest rate related to our obligation to register the initial subordinated notes.

Both the initial subordinated notes and the exchange subordinated notes are governed by the same indenture.

Issuer	Hibernia Corporation

Securities Offered	Up to $100,000,000 aggregate principal amount of 5.35% exchange subordinated notes due May 1, 2014, which have been registered under the Securities Act.

Maturity Date	The exchange subordinated notes will mature on May 1, 2014.

Interest Payment Dates	May 1 and November 1 of each year, commencing on November 1, 2004.

Redemption	The exchange subordinated notes are not subject to redemption by us prior to maturity or to any sinking fund.

Ranking

The exchange subordinated notes are our general, unsecured obligations and will be subordinated in right of payment to all of our senior indebtedness and, in specified circumstances relating to our dissolution, winding up, liquidation or reorganization, to all other financial obligations (as defined below under “Description of the Exchange Subordinated Notes—Subordination”). The exchange subordinated notes are effectively subordinated to all of the existing and future liabilities and other obligations of our subsidiaries, including deposits. As of the date of this prospectus, we have no senior indebtedness.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a result, our ability to make payments on the exchange subordinated notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our bank subsidiary to pay dividends or make other distributions to us.

Ratings

The exchange subordinated notes initially have been assigned ratings of Baa2 from Moody’s, BBB+ from Fitch and BBB from S&P. These ratings, however, are subject to change at any time. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the exchange subordinated notes.

Absence of a Public Market For the Exchange Subordinated Notes

The exchange subordinated notes generally will be freely transferable but will also be new securities for which there will not initially be a public market. Accordingly, we cannot assure you whether a market for the exchange subordinated notes will develop or as to the liquidity of any market. We do not intend to apply for a listing of the exchange subordinated notes on any securities exchange or automated dealer quotation system.

Denomination and Form

The exchange subordinated notes will be issued in denominations of $1,000 and any integral multiple of $1,000. The exchange subordinated notes will be represented by one or more global securities registered in the name of The Depositary Trust Company or its nominee. Beneficial interests in the global securities will be shown on, and transfers of the beneficial interests will be effected only through, records maintained by DTC and its participants. Except as described elsewhere in this prospectus, exchange subordinated notes in certificated form will not be issued. See “Description of the Exchange Subordinated Notes—Certificated Exchange Subordinated Notes.”

Trustee	The Bank of New York Trust Company, N.A.

Governing Law	The exchange subordinated notes and the indenture will be governed by the laws of the State of New York.

RECENT DEVELOPMENTS

On July 15, 2004, we announced earnings for the three month period ended June 30, 2004, which are summarized below.

	Quarter Ended
	June 30, 2004	March 31, 2004	June 30, 2003
	($ in thousands)
Interest income	$240,060	$227,879	$231,486
Interest expense	55,540	49,436	57,669

Net interest income	184,520	178,443	173,817
Provision for loan losses	12,000	12,000	13,000

Net interest income after provision for loan losses	172,520	166,443	160,817

Noninterest income:
Noninterest income	123,768	78,191	66,469
Securities gains (losses), net	(22,405)	1,865	10,191

Noninterest income	101,363	80,056	76,660
Noninterest expense	160,802	145,059	142,763

Income before income taxes and minority interest	113,081	101,440	94,714
Income tax expense	39,700	35,419	33,333
Minority interest, net of income tax expense	31	—	—

Net income	$73,350	$66,021	$61,381

Selected period end balances ($ in millions, except ratios):
Loans	$15,329.6	$13,091.9	$11,852.0
Deposits	16,377.6	14,882.2	13,700.9
Debt	1,956.0	1,101.7	1,402.0
Equity	1,841.4	1,831.8	1,713.6
Total assets	21,311.1	18,716.8	17,920.4
Performance Ratios:
Net interest margin (taxable-equivalent)	4.00%	4.17%	4.32%
Return on average assets	1.46	1.42	1.39
Return on average common equity	16.11	14.66	14.26
Efficiency ratio	51.91	56.18	59.00
Capital Ratios:
Average equity/average assets	9.06%	9.71%	9.75%
Leverage ratio	7.69	8.56	8.39
Asset Quality Ratio:
Net charge-offs as a percentage of average loans	0.32%	0.36%	0.44%
Nonperforming loan ratio	0.42	0.40	0.48
Nonperforming asset ratio	0.50	0.49	0.55
Reserve for loan losses as a percentage of total loans	1.53	1.63	1.80
Reserve for loan losses as a percentage of nonperforming loans	362.99	403.88	372.63

SUMMARY FINANCIAL DATA

We are providing summary financial data as of and for each of the years in the three-year period ended December 31, 2003 and for the three-months ended March 31, 2004 and 2003. We derived the summary financial data as of and for each of the years in the three-year period ended December 31, 2003 from our audited financial statements and the related notes to those statements. The financial information as of and for the three-month periods ended March 31, 2004 and 2003 has not been audited. In the opinion of management, the unaudited financial information reflects all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation of such information. Results for the three-month period ended March 31, 2004 are not necessarily indicative of the operating results that may be expected for any subsequent interim period or for the year ending December 31, 2004 as a whole. The effects of mergers accounted for as purchase transactions have been included from the date of consummation. Prior periods have been conformed to current-period presentation.

You should read the following financial information in conjunction with the “Selected Financial Data” included elsewhere in this prospectus and our consolidated financial statements and related notes in our quarterly report on Form 10-Q for the three-month period ended March 31, 2004 and in our annual report on Form 10-K for the fiscal year ended December 31, 2003 that we have incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	($ in thousands)		($ in thousands)
Interest income	$227,879	$230,758	$910,305	$987,094	$1,159,400
Interest expense	49,436	59,027	239,552	282,857	494,729

Net interest income	178,443	171,731	670,753	704,237	664,671
Provision for loan losses	12,000	17,750	60,050	80,625	97,250

Net interest income after provision for loan losses	166,443	153,981	610,703	623,612	567,421

Noninterest income:
Noninterest income	78,191	72,469	356,894	314,288	302,945
Securities gains (losses), net	1,865	9	(6,811)	(13,353)	(8,921)

Noninterest income	80,056	72,478	350,083	300,935	294,024
Noninterest expense	145,059	140,163	564,383	541,727	524,195

Income before income taxes	101,440	86,296	396,403	382,820	337,250
Income tax expense	35,419	30,096	138,067	132,963	118,452

Net Income	$66,021	$56,200	$258,336	$249,857	$218,798

Net income applicable to common shareholders	$66,021	$56,200	$258,336	$249,857	$214,298

Adjusted net income *	$66,021	$56,200	$258,336	$249,857	$230,307

Adjusted net income applicable to common shareholders*	$66,021	$56,200	$258,336	$249,857	$225,807

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	($ in millions, except ratios and per share information)		($ in millions, except ratios and per share information)
Per common share information:
Net income	$0.43	$0.36	$1.67	$1.59	$1.37
Adjusted net income *	0.43	0.36	1.67	1.59	1.45
Cash dividends declared	0.18	0.15	0.63	0.57	0.53
Selected year-end balances:
Loans	13,091.9	11,550.0	12,883.0	11,492.2	11,241.0
Deposits	14,882.2	13,796.5	14,159.5	13,481.0	12,953.1
Federal Home Loan Bank advances	1,101.7	1,202.1	1,101.8	1,102.2	1,043.0
Equity	1,831.8	1,704.4	1,777.5	1,680.9	1,559.8
Total assets	18,716.8	17,652.2	18,560.4	17,392.7	16,618.2
Performance ratios:
Net interest margin (taxable-equivalent)	4.17%	4.42%	4.16%	4.68%	4.41%
Return on assets	1.42	1.29	1.45	1.51	1.33
Return on common equity	14.66	13.24	15.08	15.43	14.42
Return on total equity	14.66	13.24	15.08	15.43	14.10
Efficiency ratio	56.18	56.97	54.56	52.76	53.64
Capital Ratios:
Average equity/average assets	9.71%	9.73%	9.65%	9.78%	9.42%
Tier 1 risk-based capital ratio	10.49	10.56	10.50	10.57	10.14
Total risk-based capital ratio	11.74	11.82	11.75	11.82	11.39
Leverage ratio	8.56	8.34	8.65	8.45	8.14
Asset Quality Ratios:
Net charge-offs as a percentage of total loans	0.36%	0.61%	0.50%	0.56%	0.62%
Nonperforming loan ratio	0.40	0.45	0.43	0.48	0.63
Nonperforming asset ratio	0.49	0.52	0.53	0.54	0.69
Reserve for loan losses as a percentage of total loans	1.63	1.84	1.66	1.85	1.74
Reserve for loan losses as a percentage of nonperforming loans	403.88	409.56	383.75	387.69	276.16

*	Excludes amortization of goodwill in 2001.

RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges are as follows for the periods shown:

	Three Months Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.85x	5.75x	6.95x	4.36x	2.98x	3.64x
Including interest on deposits	3.03x	2.64x	2.34x	1.68x	1.43x	1.57x

For purposes of computing the above ratios, earnings represent net income from continuing operations plus total taxes on income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion of rents deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest expense and the proportion of rents deemed representative of the interest factor. We did not have any capitalized interest during the periods shown above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made in this prospectus, and from time to time may otherwise make in our public filings, press releases and discussions with our management, forward-looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expect,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties, and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed herein and in our other public filings, press releases and discussions with our management including, but not limited to:

•	unforeseen local, regional, national or global events,

•	economic conditions,

•	changes in asset quality, interest rates, prepayment speeds and servicing costs,

•	changes in customers’ loan demand,

•	changes in business or consumer spending, borrowing or savings habits,

•	deposit growth,

•	the adequacy of the reserve for loan losses,

•	competition,

•	stock price volatility,

•	changes in monetary policy,

•	failure to reduce expenses at anticipated levels,

•	changes in laws and regulations,

•	regulatory action,

•	the level of success of our asset/liability management strategies as well as our marketing, product development, sales and other strategies,

•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and other accounting standard setters,

•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation,

•	unexpected costs or issues in our expansion or acquisition plans, and

•	changes in assumptions used.

Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange subordinated notes offered by this prospectus. In consideration for issuing the exchange subordinated notes in exchange for initial subordinated notes as described in this prospectus, we will receive initial subordinated notes of like principal amount, the terms of which are identical in all material respects to the exchange subordinated notes. The initial subordinated notes surrendered in exchange for the exchange subordinated notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange subordinated notes will not result in any change in our capitalization.

The net proceeds from the issuance of the initial subordinated notes was approximately $99.1 million after deducting the discount to the initial purchasers and the estimated expenses of the offering. The net proceeds from the offering of the initial subordinated notes, together with cash on hand and dividends from our subsidiary bank, were used to pay the merger consideration (including withholding) of $231,014,255 to the shareholders and option holders of Coastal Bancorp, Inc. (“Coastal”) in connection with our acquisition on May 13, 2004 of Coastal and its subsidiaries.

CAPITALIZATION

The following table sets forth our consolidated total borrowings and total capitalization as of March 31, 2004, and as adjusted giving effect to the issuance and sale of the initial subordinated notes.

This table should be read in conjunction with our consolidated financial statements and the related notes in our quarterly report on Form 10-Q for the three months ended March 31, 2004 that we have incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	At March 31, 2004
	Actual	As Adjusted
	(Dollars in thousands)
Borrowings:
Short-term borrowings:
Federal funds purchased	$40,763	$40,763
Securities sold under agreements to repurchase	563,644	563,644
Federal Reserve Bank treasury, tax and loan account	35,722	35,722
Subordinated notes	—	100,000
Federal Home Loan Bank advances	1,101,720	1,101,720

Total borrowings	$1,741,849	$1,841,849

Stockholders’ equity:
Common Stock	$325,143	$325,143
Surplus	532,030	532,030
Retained earnings	1,209,830	1,209,830
Treasury stock	(252,604)	(252,604)
Accumulated other comprehensive income	35,500	35,500
Unearned compensation	(18,122)	(18,122)

Total stockholders’ equity	$1,831,777	$1,831,777

Total capitalization	$3,573,626	$3,673,626

On May 13, 2004, we acquired Coastal by virtue of a merger. In connection with our acquisition of Coastal, we assumed $51,546,400 aggregate principal amount of 9.0% Junior Subordinated Debentures due 2032 issued by Coastal to Coastal Capital Trust I and became the sponsor of Coastal Capital Trust I, which issued 2,000,000 of the 9.0% Cumulative Trust Preferred Securities (liquidation amount $25 per security) which trade on the Nasdaq National Market under the symbol “CBSAN.” We also assumed $10,310,000 aggregate principal amount of floating rate Junior Subordinated Debentures due 2033 issued by Coastal to Coastal Capital Trust II and became the sponsor of Coastal Capital Trust II, which issued 10,000 floating rate Trust Preferred Securities with a liquidation rate of $1,000 per security. We also assumed the obligation to repay Federal Home Loan Bank advances of $722.3 million in connection with our acquisition of Coastal.

SELECTED FINANCIAL DATA

We are providing selected historical financial data as of and for each of the years in the five-year period ended December 31, 2003 and for the three-months ended March 31, 2004 and 2003. We derived the selected financial data as of and for each of the years in the five-year period ended December 31, 2003 from our audited financial statements and the related notes to those statements. The financial information as of and for the three-month periods ended March 31, 2004 and 2003 has not been audited. In the opinion of management, the unaudited financial information reflects all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation of such information. Results for the three-month period ended March 31, 2004 are not necessarily indicative of the operating results that may be expected for any subsequent interim period or for the year ending December 31, 2004 as a whole. The effects of mergers accounted for as purchase transactions have been included from the date of consummation. Prior periods have been conformed to current-period presentation.

You should read the following financial information in conjunction with our consolidated financial statements and related notes in our quarterly report on Form 10-Q for the three-month period ended March 31, 2004 and in our annual report on Form 10-K for the fiscal year ended December 31, 2003 that we have incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	($ in thousands)		($ in thousands)
Interest income	$227,879	$230,758	$910,305	$987,094	$1,159,400	$1,217,319	$1,055,325
Interest expense	49,436	59,027	239,552	282,857	494,729	606,760	470,520

Net interest income	178,443	171,731	670,753	704,237	664,671	610,559	584,805
Provision for loan losses	12,000	17,750	60,050	80,625	97,250	120,650	87,800

Net interest income after provision for loan losses	166,443	153,981	610,703	623,612	567,421	489,909	497,005

Noninterest income:
Noninterest income	78,191	72,469	356,894	314,288	302,945	246,102	210,380
Securities gains (losses), net	1,865	9	(6,811)	(13,353)	(8,921)	(3,921)	432

Noninterest income	80,056	72,478	350,083	300,935	294,024	242,181	210,812
Noninterest expense	145,059	140,163	564,383	541,727	524,195	469,574	437,030

Income before income taxes	101,440	86,296	396,403	382,820	337,250	262,516	270,787
Income tax expense	35,419	30,096	138,067	132,963	118,452	91,883	95,684

Net Income	$66,021	$56,200	$258,336	$249,857	$218,798	$170,633	$175,103

Net income applicable to common shareholders	$66,021	$56,200	$258,336	$249,857	$214,298	$164,200	$168,203

Adjusted net income*	$66,021	$56,200	$258,336	$249,857	$230,307	$181,404	$184,332

Adjusted net income applicable to common shareholders*	$66,021	$56,200	$258,336	$249,857	$225,807	$174,971	$177,432

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	($ in millions, except ratios and per-share information)		($ in millions, except ratios and per-share information)
Per common share information:
Net income	$0.43	$0.36	$1.67	$1.59	$1.37	$1.05	$1.07
Adjusted net income *	0.43	0.36	1.67	1.59	1.45	1.12	1.13
Cash dividends declared	0.18	0.15	0.63	0.57	0.53	0.49	0.435
Selected year-end balances:
Loans	13,091.9	11,550.0	12,883.0	11,492.2	11,241.0	12,124.7	10,856.7
Deposits	14,882.2	13,796.5	14,159.5	13,481.0	12,953.1	12,692.7	11,855.9
Federal Home Loan Bank advances	1,101.7	1,202.1	1,101.8	1,102.2	1,043.0	1,044.0	844.8
Equity	1,831.8	1,704.4	1,777.5	1,680.9	1,559.8	1,479.7	1,375.5
Total assets	18,716.8	17,652.2	18,560.4	17,392.7	16,618.2	16,698.0	15,314.2
Performance ratios:
Net interest margin (taxable-equivalent)	4.17%	4.42%	4.16%	4.68%	4.41%	4.21%	4.38%
Return on assets	1.42	1.29	1.45	1.51	1.33	1.08	1.20
Return on common equity	14.66	13.24	15.08	15.43	14.42	12.35	13.35
Return on total equity	14.66	13.24	15.08	15.43	14.10	12.00	12.88
Efficiency ratio	56.18	56.97	54.56	52.76	53.64	54.15	54.18
Capital Ratios:
Average equity/average assets	9.71%	9.73%	9.65%	9.78%	9.42%	8.97%	9.29%
Tier 1 risk-based capital ratio	10.49	10.56	10.50	10.57	10.14	9.69	10.21
Total risk-based capital ratio	11.74	11.82	11.75	11.82	11.39	10.94	11.46
Leverage ratio	8.56	8.34	8.65	8.45	8.14	7.65	8.11
Asset Quality Ratios:
Net charge-offs as a percentage of total loans	0.36%	0.61%	0.50%	0.56%	0.62%	0.86%	0.62%
Nonperforming loan ratio	0.40	0.45	0.43	0.48	0.63	0.68	0.70
Nonperforming asset ratio	0.49	0.52	0.53	0.54	0.69	0.73	0.81
Reserve for loan losses as a percentage of total loans	1.63	1.84	1.66	1.85	1.74	1.47	1.44
Reserve for loan losses as a percentage of nonperforming loans	403.88	409.56	383.75	387.69	276.16	217.50	204.12

*	Excludes amortization of goodwill in 2001, 2000 and 1999.

SUPERVISION AND REGULATION

The financial services industry is extensively regulated under both federal and state law. We are subject to regulation and examination by the Board of Governors of the Federal Reserve System (“FRB”) and the Federal Reserve Bank of Atlanta. Our subsidiary bank is subject to regulation and examination by the Office of the Comptroller of the Currency (“OCC”). Our small business investment company subsidiary is regulated by the Small Business Administration. Our insurance agency subsidiaries are regulated by state agencies in the states in which they operate. Our securities and investment banking businesses are regulated by the SEC, the National Association of Securities Dealers, Inc. and the Louisiana Office of Financial Institutions, through the Deputy Commissioner of Securities. We are subject to the Bank Holding Company Act (“BHCA”), which requires us to obtain the prior approval of the FRB to acquire a significant equity interest in any additional banks or bank holding companies. Under the provisions of the Gramm-Leach-Bliley Act of 1999 (“GLBA”), we are a financial holding company and are therefore eligible to engage in nonbanking activities which are financial in nature by notifying, or in particular cases obtaining the prior approval of, the FRB. Under the GLBA, subsidiaries of financial holding companies engaged in nonbank activities are supervised and regulated by the federal and state agencies which normally supervise and regulate such functions outside of the financial holding company context. Although the FRB continues to be the primary “umbrella” regulator of financial holding companies, the GLBA limits the ability of the FRB to order a financial holding company subsidiary which is regulated by the SEC or a state insurance authority to provide funds or assets to an affiliated depository institution under the FRB’s “source of strength” doctrine.

Our subsidiary bank is subject to a number of laws regulating depository institutions, including the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), which expanded the regulatory and enforcement powers of the federal bank regulatory agencies, required that these agencies prescribe standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, and mandated annual examinations of banks by their primary regulators. FDICIA provides for extensive regulation of depository institutions, including requiring federal banking regulators to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon its Total Capital Ratio, its ratio of Tier I Capital to risk-weighted assets, its Leverage Ratio and other factors.

A depository institution is “well capitalized” if it maintains a Total Capital Ratio greater than or equal to 10.0%, a Tier I Capital Ratio greater than or equal to 6.0% and a Leverage Ratio greater than or equal to 5.0%, and is not otherwise in a “troubled condition” as specified by its appropriate federal regulatory agency. A depository institution is generally considered “adequately capitalized” if it is not “well capitalized” but meets all of its minimum capital requirements, i.e., if it has a Total Capital Ratio greater than or equal to 8.0%, a Tier I Capital Ratio greater than or equal to 4.0% and a Leverage Ratio greater than or equal to 4.0%. A depository institution will be considered “undercapitalized” if it fails to meet any minimum required measure, “significantly undercapitalized” if it is significantly below any such measure and “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating from its applicable federal bank regulatory agency.

At June 30, 2004, our subsidiary bank was categorized as “well capitalized” based on the ratios and guidelines noted above.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution’s total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Loans to an undercapitalized institution from its Federal Reserve Bank are generally restricted.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator and, among other things, are also generally prohibited from making any payment of principal or interest on subordinated debt without prior regulatory approval.

FDICIA also contains a variety of other provisions that may affect our operations, including reporting requirements, regulatory standards for real estate lending, “truth in savings” provisions, the requirement that a depository institution give 90 days’ prior notice to customers and regulatory authorities before closing any branch and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not “well capitalized” or are “adequately capitalized” and have not received a waiver from the FDIC. At March 31, 2004, our subsidiary bank was “well capitalized” under regulations relating to the brokered deposit prohibition and may accept brokered deposits without restrictions.

Our subsidiary bank is also subject to a number of consumer protection laws and regulations of general applicability, including the USA Patriot Act (the “Patriot Act”), which is designed to identify, prevent and deter international money laundering and terrorist financing. The Patriot Act, effective October 26, 2001, imposed significant record keeping and customer identity requirements, expanded the government’s powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions for violation of anti-money laundering compliance requirements. The Patriot Act required the U.S. Treasury Secretary to develop and adopt final regulations with regard to the anti-money laundering compliance obligations of financial institutions (a term which includes insured U.S. depository institutions, U.S. branches and agencies of foreign banks, U.S. broker-dealers and numerous other entities). The U.S. Treasury Secretary delegated this authority to a bureau of the U.S. Treasury Department known as the Financial Crimes Enforcement Network, or “FinCEN”.

Many of the new anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to us under the Currency and Foreign Transactions Reporting Act and applicable FRB regulations before the Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for some types of correspondent and private banking accounts. Other specific requirements under the Patriot Act involve new compliance obligations.

The banking industry is affected by the monetary and fiscal policies of the FRB. An important function of the FRB is to regulate the national supply of bank credit to moderate recessions and to curb inflation. Among the instruments of monetary policy used by the FRB to implement its objectives are: open-market operations in U. S. government securities, changes in the discount rate and the federal funds rate (the rate banks charge each other for overnight borrowings), and changes in reserve requirements on bank deposits.

On July 30, 2002, the Sarbanes-Oxley Act of 2002 (the “Act”) was signed into law. The Act addresses many aspects of financial accounting, corporate governance and public company disclosure. Among other things, it establishes a comprehensive framework for the oversight of public company auditing and for strengthening the independence of auditors and audit committees. Under the Act, audit committees are responsible for the appointment, compensation and oversight of the work of the auditors. The non-audit services that can be provided to a company by its auditor are limited. Audit committee members are subject to specific rules addressing their independence. The Act also requires enhanced and accelerated financial disclosures, and it establishes various responsibility measures (including, for example, requiring our chief executive officer and chief financial officer to certify to the quality of our financial reporting). The Act imposes restrictions on and accelerated reporting requirements for specified insider trading activities. It imposes a variety of penalties for fraud and other violations and creates a new federal felony for securities fraud. Various sections of the Act are applicable to us. Portions of the Act were effective immediately; others became effective or are in process of becoming effective through rulings by the SEC, based on timelines set forth in the law.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the initial subordinated notes on April 26, 2004, we entered into a registration rights agreement on that date with the initial purchasers of the initial subordinated notes, pursuant to which we agreed to file within 90 days and to use our best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the initial subordinated notes for the exchange subordinated notes within 180 days after the issuance of the initial subordinated notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the exchange subordinated notes in exchange for initial subordinated notes. The form and terms of the exchange subordinated notes are substantially identical as the form and terms of the initial subordinated notes, with two exceptions. First, the exchange subordinated notes will have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and therefore will not be subject to specified restrictions on transfer applicable to the initial subordinated notes. Second, the exchange subordinated notes will not contain registration rights or provide for any increase in the interest rate related to our obligation to register the initial subordinated notes. See “Description of Exchange Subordinated Notes” for more information on the terms of the respective subordinated notes and the differences between them.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of initial subordinated notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the initial subordinated notes or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the initial subordinated notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose initial subordinated notes are held of record by DTC who desires to deliver such initial subordinated notes by book-entry transfer at DTC.

Each broker-dealer that receives exchange subordinated notes for its own account in exchange for initial subordinated notes, where such initial subordinated notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange subordinated notes. See “Plan of Distribution.”

If you are an affiliate of ours or if you intend to participate in the exchange offer for the purpose of distributing the exchange subordinated notes or if you are a broker-dealer that purchased initial subordinated notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, you will not be permitted or entitled to tender those initial subordinated notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of those initial subordinated notes unless that sale is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

Terms of the Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange initial subordinated notes that are properly tendered on or before 5:00 p.m., New York City time, on the expiration date and not withdrawn as permitted below. As of the date of this prospectus, $100 million aggregate principal amount of the initial subordinated notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about July 22, 2004 to all holders of initial subordinated notes known to us. Initial subordinated notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof. We will issue exchange subordinated notes promptly after the expiration of the exchange offer.

Our acceptance of the tender of initial subordinated notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

The exchange offer is not conditioned upon any minimum aggregate principal amount of initial subordinated notes being tendered or accepted for exchange.

Holders of initial subordinated notes do not have any dissenters’ rights in connection with this exchange offer.

We make no recommendation to the holders of initial subordinated notes as to whether to tender or refrain from tendering all or any portion of their initial subordinated notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of initial subordinated notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of initial subordinated notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

If any tendered initial subordinated notes are not accepted for exchange because of an invalid tender, global securities for any unaccepted initial subordinated notes will be returned, without expense, to the tendering holder promptly after completion of this exchange offer.

We will pay all charges and expenses in connection with this exchange offer. Holders participating in any underwritten offering shall be responsible for any underwriting discounts, commissions and fees and disbursements of counsel to the selling holders to the extent not required to be paid by us. See “—Fees and Expenses.” Subject to the instructions in the letter of transmittal, holders who tender initial subordinated notes in connection with this exchange offer will not be required to pay transfer taxes with respect to the exchange of initial subordinated notes in connection with this exchange offer.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on August 23, 2004 unless we, in our sole discretion, extend the period during which the exchange offer is open by giving written notice to the exchange agent and by timely public announcement communicated no later than 9:00 a.m. on the next business day following the date for expiration, unless otherwise required by applicable law or regulation, by making a press release. We will not extend the exchange offer beyond September 20, 2004. During any extension of the exchange offer, all initial subordinated notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

We expressly reserve the right to:

•	terminate the exchange offer and not accept for exchange any initial subordinated notes if we determine, in our sole discretion, that the conditions to the exchange offer have not been satisfied, and

•	amend the terms of the exchange offer in any manner permitted by applicable law, whether before or after any tender of initial subordinated notes.

If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of initial subordinated notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the date of expiration, we will exchange the exchange subordinated notes for initial subordinated notes promptly following the expiration date.

If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the holders of the initial subordinated notes, and if at the time that such prospectus supplement is first sent or given to holders of initial subordinated notes, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such prospectus supplement is first so sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

We will mail this prospectus and the related letter of transmittal and other relevant materials to record holders of initial subordinated notes and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of initial subordinated notes.

Procedures for Tendering

Your tender to us of initial subordinated notes pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions stated below and in the letter of transmittal.

General Procedures

You may tender your initial subordinated notes by:

•	properly completing and signing the letter of transmittal and delivering it, together with the certificate or certificates, if any, representing the initial subordinated notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer pursuant to the procedures described below), to the exchange agent at its address set forth below on or prior to the date and time the exchange offer expires, or

•	complying with the guaranteed delivery procedures described below.

Each broker-dealer that receives exchange subordinated notes for its own account in exchange for initial subordinated notes, where such initial subordinated notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange subordinated notes. See “Plan of Distribution.”

If tendered initial subordinated notes are registered in the name of the signer of the letter of transmittal and the exchange subordinated notes to be issued in exchange for those initial subordinated notes are to be issued (and any untendered initial subordinated notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered initial subordinated notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If the exchange subordinated notes and/or initial subordinated notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the initial subordinated notes, the signature on the letter of transmittal must be guaranteed by one of the institutions just described.

If your initial subordinated notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those initial subordinated notes, you should contact that holder promptly and instruct that holder to tender those initial subordinated notes on your behalf. If you wish to tender those initial subordinated notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those initial subordinated notes, make appropriate arrangements to register ownership of those initial subordinated notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the initial subordinated notes at The Depository Trust Company (“DTC”) for purposes of the exchange offer within two business days after receipt of this prospectus, and any participant in DTC’s system may make book-entry delivery of initial subordinated notes by causing DTC to transfer such initial subordinated notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of initial subordinated notes may be effected through book-entry transfer at DTC, you must send the letter of transmittal, with any required signature guarantees and any other required documents, to the exchange agent at the address specified below and it must be received by the exchange agent on or prior to the date the exchange offer expires or you must comply with the guaranteed delivery procedures described below.

DTC has confirmed that any participant in DTC’s system may use the Automated Tender Offer Program procedures to tender initial subordinated notes.

Any participant in DTC’s system may make book-entry delivery of initial subordinated notes by causing DTC to transfer such initial subordinated notes into the exchange agent’s account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange for initial subordinated notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of initial subordinated notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. An agent’s message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering initial subordinated notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against that participant.

The method of delivery of initial subordinated notes and all other documents, including delivery through DTC and any acceptance of an agent’s message through the Automated Tender Offer Program, is at your election and risk. We recommend that you use an overnight or hand delivery service to deliver any documents. If you send these documents by mail, we recommend that you use registered mail, return receipt requested, that you obtain proper insurance, and that you mail those documents sufficiently in advance of the date which the exchange offer expires to permit delivery to the exchange agent on or before such date.

Guaranteed Delivery Procedures

If you wish to accept the exchange offer and time will not permit a letter of transmittal or initial subordinated notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act, stating:

•	the name and address of the tendering holder;

•	the principal amount of the initial subordinated notes being tendered;

•	the names in which the initial subordinated notes are registered;

•	if possible, the certificate numbers of the initial subordinated notes to be tendered; and

•	that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the appropriate submitting institution, the initial subordinated notes, in proper form for transfer, will be delivered by such appropriate submitting institution together with a properly completed and duly executed letter of transmittal (and any other required documents).

Such a tender will be effective only if such notice is received by the exchange agent before the exchange offer expires.

Unless initial subordinated notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by appropriate submitting institutions for the purposes described in the paragraphs above are available from the exchange agent.

A tender will be deemed to have been received as of the date when your properly completed and duly signed letter of transmittal or agent’s message accompanied by the initial subordinated notes (or a timely book-entry confirmation) is received by the exchange agent. Issuances of exchange subordinated notes in exchange for initial subordinated notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an appropriate submitting institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered initial subordinated notes (or a timely book-entry confirmation).

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of initial subordinated notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular initial subordinated note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular initial subordinated note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular initial subordinated note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial subordinated notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of initial subordinated notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

By tendering your initial subordinated notes for exchange, you thereby exchange, assign and transfer the initial subordinated notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the initial subordinated notes to be assigned, transferred and exchanged. You will be required to represent and warrant that you have full power and authority to tender, exchange, assign and transfer the initial subordinated notes and to acquire exchange subordinated notes issuable upon the exchange of those tendered initial subordinated notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered initial subordinated notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or proxy. You will also warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered initial subordinated notes by us. You will also agree that the acceptance of any tendered initial subordinated notes by us and the issuance of exchange subordinated notes in exchange for those notes shall constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under that agreement (except in limited circumstances). All authority conferred by you will survive your death or incapacity, and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

By tendering initial subordinated notes and executing the letter of transmittal, or transmitting an agent’s message, as the case may be, you represent that:

•	you are not an affiliate of ours as defined in Rule 405 of the Securities Act, or you are an affiliate of ours and you agree to comply with the registration and prospectus delivery requirements of the Securities Act;

•	you are not a broker-dealer that owns initial subordinated notes acquired directly from us or from an affiliate of ours;

•	you are acquiring the exchange subordinated notes offered hereby in the ordinary course of your business;

•	you have not engaged in, you do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange subordinated notes; and

•	you are not acting on behalf of any person who could not truthfully make any of the foregoing representations.

If you are a broker-dealer that purchased initial subordinated notes for your own account as part of market-making or other trading activities, you represent that you have not agreed with us or our affiliates to distribute the exchange subordinated notes and you agree to deliver a prospectus in connection with any resale of the exchange subordinated notes, then you may exclude the representation in the second-to-last bullet point above.

Withdrawal Rights

You may withdraw any initial subordinated notes you have tendered pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth below in the “—Exchange Agent” section. Any such notice of withdrawal must state:

•	the person named in the letter of transmittal as having tendered initial subordinated notes to be withdrawn;

•	if possible, the certificate numbers of initial subordinated notes to be withdrawn;

•	the principal amount of initial subordinated notes to be withdrawn;

•	a statement that such holder is withdrawing its election to have those initial subordinated notes exchanged; and

•	the name of the registered holder of those initial subordinated notes.

The withdrawal notice must be signed by the holder in the same manner as the initial signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the initial subordinated notes being withdrawn.

The exchange agent will return the properly withdrawn initial subordinated notes promptly following receipt of the notice of withdrawal. We will determine all questions as to the validity of notices of withdrawal, including time of receipt, and such determinations will be final and binding on all persons.

Acceptance of Initial Subordinated Notes for Exchange; Issuance of Exchange Subordinated Notes

Upon the terms and subject to the conditions of the exchange offer, we will choose and notify the exchange agent of the date on which the acceptance for exchange of initial subordinated notes validly tendered and not withdrawn and the issuance of the exchange subordinated notes will be made. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered initial subordinated notes when we have given written notice thereof to the exchange agent.

The exchange agent will act as agent for the tendering holders of initial subordinated notes for the purposes of receiving exchange subordinated notes from us and causing the initial subordinated notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of the exchange subordinated notes to be issued in exchange for accepted initial subordinated notes will be made by the exchange agent promptly after acceptance of the tendered initial subordinated notes. Initial subordinated notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of initial subordinated notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above, such non-exchanged initial subordinated notes will be credited to an account maintained with DTC) promptly following the date on which the exchange offer expires, or, if we terminate the exchange offer prior to such date, promptly after the exchange offer is so terminated.

Interest Payments on the Exchange Subordinated Notes

The exchange subordinated notes will bear interest from the most recent date to which interest has been paid on the initial subordinated notes exchanged therefor or, if no interest has been paid on such initial subordinated notes, from April 26, 2004. Accordingly, registered holders of exchange subordinated notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from April 26, 2004.

Initial subordinated notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of initial subordinated notes whose initial subordinated notes are accepted for exchange will not receive any payment in respect of accrued interest on such initial subordinated notes; rather, that interest will be payable on the exchange subordinated notes delivered in exchange for the initial subordinated notes on the first interest payment date after the exchange date.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange subordinated notes for, any initial subordinated notes, and we may terminate the exchange offer as provided in this prospectus before accepting any initial subordinated notes for exchange if in our reasonable judgment:

•	the exchange subordinated notes to be received will not be tradable by the holder without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of initial subordinated notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the initial subordinated notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution;” and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange subordinated notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any initial subordinated notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any initial subordinated notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any initial subordinated notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the initial subordinated notes as promptly as practicable.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any initial subordinated notes tendered, and will not issue exchange subordinated notes in exchange for any initial subordinated notes if, at the time, any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part.

Consequences of Failure to Exchange

Holders of initial subordinated notes who do not exchange their initial subordinated notes for exchange subordinated notes under the exchange offer will remain subject to the restrictions on transfer of the initial subordinated notes:

•	as set forth in the legend printed on the initial subordinated notes as a consequence of the issuance of the initial subordinated notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the initial subordinated notes.

In general, you may not offer or sell the initial subordinated notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the initial subordinated notes under the Securities Act.

Accounting Treatment

The exchange subordinated notes will be recorded at the same carrying value as the initial subordinated notes for which they are exchanged, which is the aggregate principal amount of the initial subordinated notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange subordinated notes.

Exchange Agent

We have appointed The Bank of New York Trust Company, N.A. as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents should be directed to the exchange agent as follows:

By registered or certified mail, overnight delivery or hand delivery:

The Bank of New York Trust Company, N.A.

101 Barclay Street

7th Floor

New York, New York 10286

Attn.: Corporate Trust Operations

By facsimile transmission:

(212) 298-1915

Attn.: Reorganization Department

For additional information or questions relating to the exchange offer, contact:

Mr. Clay Cardozo

Phone: (904) 998-4718

Delivery of the letter of transmittal to an address other than the New York address set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, printing, accounting and legal fees.

Transfer Taxes

Holders who tender their initial subordinated notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, exchange subordinated notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the initial subordinated notes tendered, or if a transfer tax is imposed for any reason other than the exchange of initial subordinated notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

No Outside Information; Limitation on Exchange Offer

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business since the respective dates as of which information is given herein.

We are not making the exchange offer to (nor will tenders be accepted from or on behalf of) holders of initial subordinated notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of initial subordinated notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

DESCRIPTION OF THE EXCHANGE SUBORDINATED NOTES

Hibernia Corporation will issue the exchange subordinated notes under an indenture dated as of April 26, 2004 with The Bank of New York Trust Company, N.A., as trustee. The initial subordinated notes were issued in a private transaction not subject to the registration requirements of the Securities Act. The terms of the subordinated notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The form and terms of the exchange subordinated notes are substantially identical to the form and terms of the initial subordinated notes, except that the exchange subordinated notes will be registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions relating to the initial subordinated notes will not apply to the exchange subordinated notes.

The following description is a summary of the provisions of the indenture and the registration rights agreement that we consider material. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the exchange subordinated notes. The indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.” Defined terms used in this description but not defined below have the meanings assigned to them in the indenture.

Brief Description of the Exchange Subordinated Notes

The exchange subordinated notes:

•	will be unsecured general obligations of Hibernia; and

•	will be subordinate and junior in right of payment to all senior indebtedness and, in specified circumstances related to the dissolution, winding up, liquidation or reorganization of Hibernia, to all other financial obligations.

The exchange subordinated notes are not deposits or other obligations of a bank and are not insured or guaranteed by the FDIC or any other governmental agency. The indenture and the exchange subordinated notes will be governed by, and construed in accordance with, the laws of the State of New York.

Principal, Maturity and Interest

The exchange subordinated notes are being offered in the aggregate principal amount of $100,000,000. Hibernia will issue the exchange subordinated notes in denominations of $l,000 or any integral multiple thereof. The exchange subordinated notes will mature on May 1, 2014. The exchange subordinated notes may not be redeemed, in whole or in part, prior to maturity. The exchange subordinated notes are not subject to any sinking fund.

Hibernia may, without consent of the holders, increase the aggregate principal amount of the subordinated notes to be offered in the future on the same terms and conditions (except for the date of issuance and offering price) and with the same CUSIP number as the exchange subordinated notes being offered hereby. The exchange subordinated notes and any additional subordinated notes will be treated as a single class for all purposes under the indenture, including waivers and amendments. Unless the context otherwise requires, for all purposes of the indenture and this “Description of Exchange Subordinated Notes,” references to the exchange subordinated notes include any additional subordinated notes actually issued.

Interest on the exchange subordinated notes will accrue at the rate of 5.35% per annum and will be payable semiannually on May 1 and November 1 of each year, commencing November 1, 2004. Hibernia will make each interest payment to holders of record on the immediately preceding April 15 and October 15. Interest on the exchange subordinated notes will accrue from the most recent date on which interest has been paid on the initial subordinated notes exchanged therefor or, if no interest has been paid on such initial subordinated notes, from April 26, 2004, the date of original issuance of the initial subordinated notes. Interest on the exchange subordinated notes on the date of maturity will be payable to the persons to whom principal is payable. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date or the date of maturity of the exchange subordinated notes is not a business day, then Hibernia will pay the amount payable on that date on the next succeeding day that is a business day, without making any additional interest or other payments because of the delay. A “business day” means any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York or the State of Louisiana are authorized or obligated by law or executive order to close.

In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the exchange subordinated notes.

Ranking

The exchange subordinated notes are unsecured and will be subordinated in right of payment to all future senior indebtedness and, in specified circumstances relating to our dissolution, winding-up, liquidation, or reorganization, to all other financial obligations. As of the date of this prospectus, we have no outstanding senior indebtedness. The indenture does not limit or prohibit us or our subsidiaries from incurring senior indebtedness and additional subordinated debt.

We are a holding company and our assets consist primarily of investments in our subsidiaries. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depend upon our subsidiaries’ cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the exchange subordinated notes or otherwise. In addition, our subsidiaries’ ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions applicable to national banks and economic conditions. At June 30, 2004, our principal subsidiary, Hibernia National Bank, had available approximately $176.0 million to pay dividends to us without prior regulatory approval. Dividends and distributions to us from our subsidiaries may not be adequate to permit us to pay interest and principal on the exchange subordinated notes when due.

The exchange subordinated notes will effectively rank junior to all existing and future liabilities of ours and our subsidiaries, including deposits and trade payables. The right of a holder of exchange subordinated notes to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the exchange subordinated notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of such subsidiary with claims that are recognized. As a result, the exchange subordinated notes will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposit liabilities. A holder of the exchange subordinated notes should look only to our assets for payments on the exchange subordinated notes. As of June 30, 2004, our subsidiaries had approximately $19.0 billion of debt outstanding (including deposits). The indenture governing the exchange subordinated notes will not limit the ability of our subsidiaries to incur additional debt.

Subordination

The exchange subordinated notes are unsecured and will be subordinate and junior in right of payment to all senior indebtedness and, under specified circumstances described below, to all other financial obligations.

As used in this prospectus, “senior indebtedness” means the principal of, premium, if any, and interest on all indebtedness for money borrowed by us, whether outstanding on the date the indenture becomes effective or created, assumed, or incurred after that date (including all indebtedness for money borrowed by another person that we guarantee). However, senior indebtedness does not include indebtedness that is stated in its terms not to be superior to or to have the same rank as the exchange subordinated notes.

“Other financial obligations” means all indebtedness of Hibernia and obligations of Hibernia to make payment pursuant to the terms of financial instruments or derivative products, such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements, except obligations that constitute senior indebtedness and except obligations that are expressly stated in their terms to have the same rank as or be subordinate to the exchange subordinated notes.

If the maturity of any exchange subordinated notes is accelerated, the holders of all senior indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the holders of exchange subordinated notes will be entitled to receive any payment upon the principal of or interest, if any, on the exchange subordinated notes.

No payments on account of principal or interest, if any, in respect of the exchange subordinated notes may be made if:

•	there shall have occurred and be continuing a default in the payment of principal of, premium, if any, or interest on senior indebtedness, or an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity thereof; or

•	any judicial proceeding shall be pending with respect to any such default.

In addition, upon our dissolution, winding-up, liquidation, or reorganization:

•	we must pay to the holders of senior indebtedness the full amounts of principal of, and interest, if any, on the senior indebtedness before any payment or distribution is made on the exchange subordinated notes, and

•	if, after we have made those payments on the senior indebtedness, there are amounts available for payment on the exchange subordinated notes and creditors who hold other financial obligations have not received their full payments, then we will first use amounts available for payment on the exchange subordinated notes to pay in full all other financial obligations before we may make any payment on the exchange subordinated notes.

Events of Default

The indenture defines an event of default as any one of the following events:

•	default in the payment of interest on the exchange subordinated notes and continuance of that default for 30 days;

•	default in the payment of principal of the exchange subordinated notes at maturity;

•	failure by us for 60 days after notice to perform any of the other covenants or warranties in the indenture; and

•	specified events of bankruptcy, insolvency, or reorganization of Hibernia.

Upon the occurrence of specified events of bankruptcy, insolvency, or reorganization, the principal amount of the exchange subordinated notes shall automatically become due and payable immediately. Subject to some conditions, the holders of a majority in principal amount of the exchange subordinated notes may annul the acceleration.

There is no right of acceleration of the payment of principal of the exchange subordinated notes upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement in the exchange subordinated notes or the indenture. In the event of a default in the payment of interest or principal or in the performance of any covenant or agreement in the exchange subordinated notes or the indenture, the trustee may, subject to specified limitations and conditions, seek to enforce that payment (or delivery) or the performance of that covenant or agreement. Notwithstanding the foregoing, subject to applicable law, nothing shall prevent the holders of exchange subordinated notes from enforcing payment of the principal of or interest on their exchange subordinated notes.

Subject to the duty of the trustee to act with the required standard of care during a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the exchange subordinated notes, unless those holders have offered the trustee security or indemnity reasonably satisfactory to the trustee. Subject to that provision for security or indemnity, the holders of a majority in principal amount of the exchange subordinated notes then outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to the exchange subordinated notes. The indenture includes a covenant requiring us to file annually with the trustee a certificate of no default or specifying any default that exists.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any exchange subordinated notes, consolidate or merge with any other person or transfer or lease all or substantially all of our assets to another person, provided that:

•	the successor is a person organized under U.S. law;

•	the successor, if not us, expressly assumes our obligations on the exchange subordinated notes and under the indenture;

•	after giving effect to the transaction, no event of default shall have occurred and be continuing; and

•	other specified conditions are met.

Amendments and Waivers

The indenture may be amended with the consent of the holders of at least a majority in principal amount of the exchange subordinated notes then outstanding (including consents obtained in connection with a tender offer or exchange for the exchange subordinated notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of at least a majority in principal amount of the exchange subordinated notes then outstanding. However, without the consent of each holder of an outstanding exchange subordinated note affected thereby, an amendment or waiver may not, among other things:

•	reduce the amount of exchange subordinated notes whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any exchange subordinated note;

•	reduce the principal of or extend the stated maturity of any exchange subordinated note;

•	make any exchange subordinated note payable in money other than that stated in the exchange subordinated note;

•	impair the right of any holder of the exchange subordinated notes to receive payment of principal of and interest on such holder’s exchange subordinated notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s exchange subordinated notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	make any change in the ranking or priority of the exchange subordinated notes that would adversely affect the holders of the exchange subordinated notes.

Notwithstanding the preceding, without notice to or the consent of any holder of the exchange subordinated notes, Hibernia and the trustee may amend the indenture:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption by a successor person of the obligations of Hibernia under the indenture;

•	to provide for uncertificated exchange subordinated notes in addition to or in place of certificated exchange subordinated notes;

•	to add guarantees to or to secure the exchange subordinated notes;

•	to add any covenants for the benefit of holders of the exchange subordinated notes or to surrender any right or powers of Hibernia under the indenture;

•	to add any additional events of default for the benefit of noteholders;

•	to make any change that does not materially and adversely affect the rights of any holder of the exchange subordinated notes; or

•	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders of the exchange subordinated notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, Hibernia is required to mail to holders of the exchange subordinated notes a notice briefly describing the amendment. However, the failure to give such notice to all holders of the exchange subordinated notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The exchange subordinated notes will be issued in registered form and will be transferable only upon the surrender of the exchange subordinated notes being transferred for registration of transfer. Hibernia may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with particular transfers and exchanges.

Defeasance

The indenture provides that Hibernia will be deemed to have paid and will be discharged from any and all obligations in respect to the exchange subordinated notes on the 123rd day after the deposit referred to below has been made and no event of default has occurred. The provisions of the indenture then will cease to be applicable with respect to the exchange subordinated notes (except for, among other matters, specified obligations to register the transfer or exchange of the exchange subordinated notes of such series, to replace stolen, lost or mutilated exchange subordinated notes, to maintain paying agents and to hold monies for payment in trust) if, among other things:

(1)	Hibernia has deposited with the trustee, in trust, money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and accrued and unpaid interest on the exchange subordinated notes on the maturity of the exchange subordinated notes;

(2)	Hibernia has delivered to the trustee:

(a)	a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payment of principal and interest when due and without reinvestment on the deposited U.S. government obligations plus deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all outstanding exchange subordinated notes to maturity;

(b)	an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred which opinion of counsel must be based on (i) a ruling received by us from, or published by, the Internal Revenue Service or (ii) a change in the applicable federal income tax law since the date of the indenture;

(c)	an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940; and

(d)	a certificate from the officers of Hibernia and an opinion of counsel each stating that all conditions in the indenture precedent to the defeasance and discharge of the exchange subordinated notes have been complied with; and

(3)	Immediately after giving effect to such deposit referred to in clause (1) above on a pro forma basis, such deposit and discharge will not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Hibernia is a party or by which Hibernia is bound.

The indenture further provides that the provisions of the covenants in the indenture with respect to (i) maintenance of an office or agency where the exchange subordinated notes may be surrendered for registration of transfer or exchange and where notices and demands may be served upon Hibernia with respect to the exchange subordinated notes and the indenture, (ii) Hibernia’s maintenance of its corporate existence, (iii) Hibernia’s obligations to file reports with the trustee and SEC, (iv) Hibernia’s obligations to deliver to the trustee compliance certificates specified in the indenture and (v) Hibernia’s obligations to deliver instruments and take acts reasonably necessary to carry out the purpose of the indenture, will cease to be applicable to Hibernia upon the satisfaction of the provisions described in clauses (1), (2) and (3) of the preceding paragraph; provided, however, that with respect to such covenant defeasance the legal opinion described in clause (2)(b) above need not be based upon any ruling of the Internal Revenue Service or change in applicable federal income tax law.

Satisfaction and Discharge

In addition to the discharge resulting from Hibernia’s exercise of its defeasance rights, the indenture will cease to be of further effect (except as to surviving rights relating to the compensation and indemnification of the trustee and the repayment of excess funds to Hibernia, as expressly provided for in the indenture) as to all exchange subordinated notes when:

(1)	either:

(a)	all exchange subordinated notes which have previously been authenticated and delivered (except lost, stolen or destroyed exchange subordinated notes which have been replaced) have been delivered to the trustee for cancellation; or

(b)	all exchange subordinated notes (i) have become due and payable or (ii) will become due and payable at their stated maturity within ninety-one days and, in each case, Hibernia has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay at maturity the exchange subordinated notes, including interest on the exchange subordinated notes, to maturity (except for lost, stolen or destroyed exchange subordinated notes which have been replaced); and

(2)	Hibernia has paid all other sums payable under the indenture.

The trustee must acknowledge the satisfaction and discharge of the indenture on demand from Hibernia, provided that such demand is accompanied by an officer’s certificate from Hibernia and opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the indenture and has been appointed by Hibernia as registrar and paying agent with regard to the exchange subordinated notes under the indenture. Hibernia and some of its subsidiaries conduct banking transactions with the trustee and its affiliates in the ordinary course of business.

The indenture, by incorporation of specific provisions of the Trust Indenture Act, contains limitations on the rights of the trustee, should it be or become a creditor of Hibernia at the time of or during the continuance of a default under the indenture, to obtain payment of claims in particular types of cases or to realize on some property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with Hibernia; provided, however, if it acquires any conflicting interest, within the meaning of the Trust Indenture Act, to that of the holders of the exchange subordinated notes, it must either eliminate such conflict within 90 days, resign, or apply to the SEC for permission to continue to serve as trustee.

The holders of a majority in principal amount of the outstanding exchange subordinated notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to specified exceptions. If an event of default occurs (and is not cured), the trustee will be required, in the exercise of its rights and power under the indenture, to use the degree of care and skill a prudent person would use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of exchange subordinated notes, unless such holder shall have offered to the trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense which may be incurred and then only to the extent required by the terms of the indenture.

Book-Entry, Delivery and Form

Hibernia will initially issue the exchange subordinated notes in the form of one or more global notes. Each global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised Hibernia that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of

Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Hibernia expects that, pursuant to procedures established by DTC, upon the deposit of a global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of exchange subordinated notes represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, or by DTC’s direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as DTC, or its nominee, is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of any exchange subordinated notes evidenced by the global note for all purposes of the exchange subordinated notes and the indenture. DTC has no knowledge of the actual beneficial owners of the exchange subordinated notes. DTC’s records reflect only the identity of the participants to whose accounts such exchange subordinated notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the exchange subordinated notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated exchange subordinated notes and will not be considered to be the owner or holder of any exchange subordinated notes under the global note. Hibernia understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the exchange subordinated notes may wish to take necessary steps to augment transmission to them of notices of significant events with respect to the exchange subordinated notes, such as tenders, defaults and proposed amendments to the security documents. Beneficial owners of the exchange subordinated notes may wish to ascertain that the nominee holding the exchange subordinated notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Hibernia will make payments of principal of and interest on exchange subordinated notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

Hibernia expects that DTC or its nominee, upon receipt of any payment of principal of or interest on the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. Hibernia also expects that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. Hibernia will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any exchange subordinated note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, exchange subordinated note certificates are required to be printed and delivered as described below. Neither the trustee nor Hibernia will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Hibernia believes to be reliable, but neither Hibernia nor the initial purchasers take responsibility for the accuracy thereof.

Certificated Exchange Subordinated Notes

Subject to specified conditions, the exchange subordinated notes represented by the global note are exchangeable for certificated exchange subordinated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

•	DTC notifies Hibernia that it is unwilling or unable to continue as depositary for the global note or DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, Hibernia is unable to locate a qualified successor within 90 days; or

•	Hibernia in its discretion at any time determines not to have all the exchange subordinated notes represented by the global note.

Any exchange subordinated note that is exchangeable as described above is exchangeable for certificated exchange subordinated notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, the global note is not exchangeable, except for a global note of the same aggregate denomination to be registered in the name of DTC or its nominee.

REGISTRATION RIGHTS OF INITIAL SUBORDINATED NOTES

The exchange subordinated notes are being offered in order to satisfy our obligations with respect to the exchange offer registration statement specified in the registration rights agreement.

Shelf Registration

In the event that (i) changes in law or applicable interpretations of the staff of the SEC do not permit Hibernia to effect the exchange offer described in this prospectus, (ii) for any other reason Hibernia does not consummate the exchange offer within 210 days after the date on which the initial subordinated notes are originally issued, (iii) an initial purchaser notifies Hibernia following consummation of the exchange offer that the initial subordinated notes held by it are not eligible to be exchanged for exchange subordinated notes in the exchange offer, or (iv) holders are eligible to participate in the exchange offer but do not receive freely tradeable exchange subordinated notes on the date of the exchange, then, Hibernia will, subject to limited exceptions,

•	as promptly as practicable (but not more than 60 days after so required) file a shelf registration statement with the SEC covering resales of the initial subordinated notes or the exchange subordinated notes, as the case may be;

•	use its best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	use its best efforts to keep the shelf registration statement effective until the earliest of (A) the time when the subordinated notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the shelf registration statement and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

Hibernia will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the initial subordinated notes or the exchange subordinated notes, as the case may be. A holder selling initial subordinated notes or exchange subordinated notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the registration rights agreement that are applicable to that holder, including specified indemnification obligations.

Additional Interest

Hibernia will pay additional cash interest on the applicable initial subordinated notes and exchange subordinated notes, subject to limited exceptions, from and including the date on which any of the following events (each a “registration default”) shall occur, but excluding the date on which all registration defaults have been cured:

(1)	Hibernia fails to file a registration statement relating to the exchange offer or a shelf registration statement with the SEC on or prior to the 90th day after the date on which the initial subordinated notes are originally issued,

(2)	the exchange offer is not consummated or, if required in lieu thereof, the shelf registration statement is not declared effective by the SEC on or before the 210th day after the date on which the initial subordinated notes are originally issued, or

(3)	after the registration statement relating to the exchange offer or the shelf registration statement, as the case may be, is declared effective, the registration statement thereafter ceases to be effective or usable, subject to limited exceptions.

Hibernia may suspend the effectiveness of a registration statement relating to the exchange offer or a shelf registration statement by notice to holders of the outstanding subordinated notes for a period not to exceed an aggregate of 30 days in any 90-day period or an aggregate of 60 days in any twelve month period (each such period a “suspension period”) under particular circumstances relating to pending corporate developments, public filings with the SEC and similar events.

A registration default referred to in clause (3) above shall not be deemed to have occurred and be continuing in relation to a registration statement or related prospectus if Hibernia declares a suspension period unless Hibernia does not terminate the suspension period by the 30th or 60th day, as applicable.

The rate of the additional interest will be .50% per annum until all registration defaults have been cured. Hibernia will pay additional interest, if any, on regular interest payment dates. Additional interest will be in addition to any other interest payable from time to time with respect to the initial subordinated notes and the exchange subordinated notes.

All references in the indenture, in any context, to any interest or other amount payable on or with respect to the subordinated notes shall be deemed to include any additional interest pursuant to the registration rights agreement.

IMPORTANT UNITED STATES TAX CONSIDERATIONS

The following summary describes the principal U.S. federal income tax consequences to you of exchanging the initial subordinated notes for exchange subordinated notes and owning and disposing of the exchange subordinated notes. The information in this section is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current, temporary and proposed Treasury regulations promulgated thereunder (“Treasury Regulations”), the legislative history of the Code and current administrative and judicial interpretations thereof.

Legislation, judicial decisions, or administrative changes may be forthcoming that could affect the accuracy of the statements included in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax treatment of the exchange subordinated notes discussed in this prospectus. The statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the statements contained in this prospectus will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

You are urged to consult your tax advisor regarding the specific tax consequences to you of the exchange of initial subordinated notes for exchange subordinated notes and the ownership and sale or other disposition of the exchange subordinated notes, including the federal, state, local, foreign and other tax consequences, and of any potential changes in the tax laws.

Scope of Discussion

This general discussion of U.S. federal income tax consequences applies to you if you acquired the initial subordinated notes at original issue for the issue price for cash and hold the initial subordinated notes and will hold the exchange subordinated notes as a “capital asset,” as defined in section 1221 of the Code (generally, for investment). This summary, however, does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the United States tax treatment of your investment in the exchange subordinated notes. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer or a dealer in securities or currencies;

•	an S corporation;

•	a bank, thrift or other financial institution;

•	a regulated investment company or a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	subject to the alternative minimum tax provisions of the Code;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	holding the subordinated notes as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction;

•	holding the exchange subordinated notes through a partnership or similar pass-through entity;

•	a United States Holder (as defined below) with a “functional currency” other than the U.S. dollar; or

•	a U.S. expatriate.

If a partnership or any entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding exchange subordinated notes should consult its tax advisor.

United States Holders

If you are a “United States Holder,” as defined below, this section applies to you. Otherwise, the next section, “Non-United States Holders,” applies to you.

Definition of United States Holder

You are a “United States Holder” if you hold initial subordinated notes and you are:

•	a citizen or resident alien individual of the United States;

•	any entity treated as a partnership for U.S. federal income tax purposes and created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless Treasury Regulations provide otherwise;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 (and if such trust was treated as a domestic trust on August 19, 1996) and has elected to continue to be treated as a United States person; or

•	otherwise subject to U.S. federal income tax on your worldwide income on a net income basis.

Exchange Offer

The exchange of initial subordinated notes for exchange subordinated notes in the exchange offer will not constitute a taxable event. Rather, the exchange subordinated notes will be treated as a continuation of the initial subordinated notes for federal income tax purposes. As a result, a United States Holder will not recognize taxable gain or loss as a result of exchanging initial subordinated notes for exchange subordinated notes pursuant to the exchange offer; the holding period of the exchange subordinated notes will include the holding period of the initial subordinated notes exchanged therefor; and the adjusted tax basis of the exchange subordinated notes will be the same as the adjusted tax basis of the initial subordinated notes exchanged therefor immediately before the exchange.

Taxation of Stated Interest

You generally must include interest on the exchange subordinated notes in your federal taxable income as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

The exchange subordinated notes will not give rise to “original issue discount” income. However, the Internal Revenue Service may take the position that since there is no right of acceleration of the payment of principal of the exchange subordinated notes upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement in the exchange subordinated notes or the indenture, the interest would not qualify as “qualified stated interest” (as defined in applicable Treasury Regulations). If the interest does not qualify as “qualified stated interest,” the “original issue discount” rules will apply to the exchange subordinated notes.

Sale, Redemption or Other Taxable Disposition of the Exchange Subordinated Notes

Unless a nonrecognition provision applies, you must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange subordinated note. The amount of your gain or loss equals the difference between the amount you receive for the exchange subordinated note in cash or other property, valued at fair market value, less the amount attributable to accrued interest on the exchange subordinated note less your adjusted tax basis in the exchange subordinated note. Your initial tax basis in an exchange subordinated note generally will be the price you paid for the initial subordinated note.

Your gain or loss generally will be long-term capital gain or loss if at the time the exchange subordinated note is disposed of you have held it for more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued interest which you have not yet included in income will be taxed as ordinary interest income. In the case of a holder other than a corporation, the maximum rate of tax on long term capital gain on most capital assets is currently 15%. The deductibility of capital losses is subject to limitations.

Additional Interest

We intend to take the position that the additional interest described above under “Registration Rights of Initial Subordinated Notes—Additional Interest” will, if it becomes payable, be taxable to a United States Holder as ordinary income in accordance with such holder’s method of accounting for tax purposes. The Internal Revenue Service, however, may take a different position, which could affect the timing, character and amount of both a United States Holder’s income and our deduction with respect to such additional interest.

Information Reporting and Backup Withholding

Backup withholding at a current rate of up to 28% may apply when you receive interest payments on an exchange subordinated note or proceeds upon the sale or other disposition of an exchange subordinated note. Some holders including, among others, corporations, financial institutions and particular tax-exempt organizations, are generally not subject to backup withholding. In addition, backup withholding will not apply to you if you provide your social security or other taxpayer identification number in the prescribed manner unless:

•	the Internal Revenue Service notifies us or our agent that the taxpayer identification number you provided is incorrect;

•	you fail to report interest and dividend payments that you receive on your tax return and the Internal Revenue Service or a broker notifies us or our agent that backup withholding is required; or

•	you fail to certify under penalty of perjury that backup withholding does not apply to you.

If backup withholding does apply to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedures for obtaining the exemption.

We will be required to furnish annually to the Internal Revenue Service and to holders of exchange subordinated notes information relating to the amount of interest paid on the exchange subordinated notes, and that information reporting may also apply to payments of proceeds from the sale of the exchange subordinated notes to those holders. Some holders, including corporations, financial institutions and particular tax-exempt organizations, are generally not subject to information reporting.

Non-United States Holders

The rules governing U.S. federal income taxation of a beneficial owner of exchange subordinated notes that, for U.S. federal income tax purposes, is a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. In addition, special rules not discussed herein may apply to a non-United States holder that is a controlled foreign corporation, foreign personal holding company or passive foreign investment company. Non-United States holders should consult their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange subordinated notes, including any reporting requirements.

Payments of Interest

If you are a non-United States holder of exchange subordinated notes, interest paid to you will qualify for the “portfolio interest” exemption and therefore will not be subject to U.S. federal income taxes or withholding tax if the interest is not effectively connected with your conduct of a trade or business within the United States, provided that you:

•	do not actually or constructively own a 10% or greater interest in Hibernia;

•	are not a controlled foreign corporation related to us through stock ownership within the meaning of Section 864(d)(4) of the Code;

•	are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	provide the appropriate certification as to your foreign status. You can generally meet this certification requirement by providing a properly executed Internal Revenue Service Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the exchange subordinated notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate documentation to your agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in some circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

If you do not qualify for an exemption under these rules, interest income from the exchange subordinated notes may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time it is paid. The payment of interest effectively connected with your U.S. trade or business, however, would not be subject to a 30% withholding tax so long as you provide us or our agent an adequate certification (currently on Internal Revenue Service Form W-8ECI), but such interest generally would be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons. In addition, if you are a foreign corporation and the payment of interest is effectively connected with your U.S. trade or business, you may also be subject to a 30% (or lower applicable treaty rate) branch profits tax. To claim the benefit of a tax treaty, you must provide a properly executed Internal Revenue Service Form W-8BEN before the payment of interest and you may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Sales, Redemptions, Exchanges or Other Taxable Dispositions of Exchange Subordinated Notes

If you are a non-United States holder, you generally will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon retirement or disposition of an exchange subordinated note, unless any of the following is true:

•	your investment in the exchange subordinated notes is effectively connected with your conduct of a U.S. trade or business;

•	you are a nonresident alien individual present in the United States for 183 or more days in the taxable year within which sale, redemption or other disposition takes place, and other specified requirements are met; or

•	you are subject to provisions of U.S. tax laws applicable to some types of U.S. expatriates.

If you have a U.S. trade or business and the investment in the exchange subordinated notes is effectively connected with that trade or business, the payment of the sales proceeds with respect to the exchange subordinated notes would generally be subject to U.S. federal income tax on a net basis at the rate applicable to United States persons. In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the exchange subordinated notes is effectively connected with the foreign corporation’s U.S. trade or business.

U.S. Federal Estate Tax

The exchange subordinated notes will not be included in the estate of a deceased individual non-United States holder for U.S. federal estate tax purposes if interest on the exchange subordinated notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption (without regard to the certification requirement).

Backup Withholding and Information Reporting

No backup withholding will generally be required with respect to interest paid to non-United States holders of exchange subordinated notes if the beneficial owner of the exchange subordinated note provides the certification as to its foreign status described above in “Non-United States Holders—Payments of Interest” or is an exempt recipient, provided that we do not have actual knowledge or reason to know that the beneficial owner is a United States person, as defined in the Code, or that the conditions of any other exemption are not, in fact, satisfied. Information reporting, as required by Internal Revenue Service Form 1042-S, may still apply with respect to payments of interest on the exchange subordinated notes. Copies of the information returns may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the sale of an exchange subordinated note effected outside the United States by a foreign office of a broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-United States holder and other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting but not backup withholding will apply to any payment of the proceeds of the sale of an exchange subordinated note effected outside the United States by such a broker if it:

•	is a United States person, as defined in the Code;

•	derives 50% or more of its gross income for particular periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons (as defined in the Code) or is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds of any sale of an exchange subordinated note effected by the U.S. office of a broker will be subject to information reporting and backup withholding requirements, unless the beneficial owner of the exchange subordinated note provides the certification as to its foreign status described above in “Non-United States Holders—Payments of Interest” or otherwise establishes an exemption, and the broker does not have actual knowledge or reason to know that the beneficial owner is a United States person, as defined in the Code, or that the conditions of any other exemption are not, in fact, satisfied.

If you are a non-United States holder of exchange subordinated notes, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

ERISA CONSIDERATIONS

The following is a summary of considerations associated with the purchase of the exchange subordinated notes by “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit specified transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange subordinated notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of exchange subordinated notes by an ERISA Plan with respect to which Hibernia or an initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the exchange subordinated notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the exchange subordinated notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by its acquisition of exchange subordinated notes each purchaser and subsequent transferee will be deemed to have represented and warranted that (1) either (A) such purchaser or subsequent transferee is not a Plan and it is not acquiring or holding the exchange subordinated notes on behalf of, or with the “plan assets” of, any Plan; or (B) the purchase, holding and subsequent disposition of the exchange subordinated notes either (i) do not constitute a prohibited transaction under ERISA or the Code and are otherwise permissible under all applicable Similar Laws or (ii) are entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more available statutory, class or individual prohibited transaction exemptions and are otherwise permissible under all applicable Similar Laws; and (2) such purchaser or subsequent transferee will not transfer the exchange subordinated notes to any person or entity, unless such person or entity could itself truthfully make the foregoing representations and covenants.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the exchange subordinated notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the exchange subordinated notes.

PLAN OF DISTRIBUTION

Under existing interpretations of the Securities and Exchange Commission, the exchange subordinated notes will be freely transferable by holders, other than by holders that are affiliates of ours, after this exchange offer without further registration under the Securities Act if the holder of the exchange subordinated notes represents the following to us:

•	it is acquiring the exchange subordinated notes in the ordinary course of its business;

•	it has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the exchange subordinated notes; and

•	it is not an affiliate of ours, as such term is defined in Rule 405 of the Securities Act.

Broker-dealers receiving exchange subordinated notes in the exchange offer will have a prospectus delivery requirement with respect to resales of the exchange subordinated notes they receive. In interpretive letters to unrelated third parties, the SEC has issued interpretations supporting our determination that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange subordinated notes, other than a resale of an unsold allotment from the original sale of the subordinated notes, with this prospectus. We did not, and do not intend to, request an interpretation from the SEC with respect to resales of the exchange subordinated notes, and we cannot be sure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the resale of the exchange subordinated notes as it did in those interpretative letters to third parties.

Any holder that is an “affiliate” of ours or a broker-dealer that acquired initial subordinated notes directly from us or that otherwise cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the initial subordinated notes and will not be permitted or entitled to exchange initial subordinated notes in the exchange offer.

Each broker-dealer that receives exchange subordinated notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange subordinated notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange subordinated notes received in exchange for initial subordinated notes where such initial subordinated notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 180 days after the effective date of the registration statement of which this prospectus forms a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 19, 2004, all dealers effecting transactions in the exchange subordinated notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange subordinated notes by broker-dealers. Exchange subordinated notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange subordinated notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange subordinated notes. Any broker-dealer that resells exchange subordinated notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange subordinated notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange subordinated notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed in the registration rights agreement that for a period not to exceed 180 days after the effective date of the registration statement of which this prospectus forms a part that we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel designated by the holders of a majority in principal amount of the initial subordinated notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the subordinated notes (including any broker-dealers) against specified liabilities, including liabilities under the Securities Act.

VALIDITY OF EXCHANGE SUBORDINATED NOTES

Certain legal matters with respect to the subordinated notes will be passed upon for us by Phelps Dunbar, LLP, New Orleans, Louisiana. The validity of the exchange subordinated notes under New York law will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Hibernia Corporation incorporated by reference in Hibernia Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated by reference into this prospectus. Such consolidated financial statements are incorporated by reference into this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may access and read our filings through the SEC’s internet site. The address of the SEC website is http://www.sec.gov. You may also read and copy our reports and other information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room or by calling the SEC.

You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the exchange subordinated notes offered hereby. This prospectus is a part of that registration statement. This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. For further information with respect to us and the exchange subordinated notes offered by this prospectus, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as part of the registration statement or incorporated by reference into the registration statement, which may be inspected as set forth above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The information incorporated by reference in this prospectus as set forth below is considered to be part of this prospectus. Any information contained in a document incorporated by reference in this prospectus will deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SEC FILINGS PERIOD OR DATE (AS APPLICABLE)

1.	Annual Report on Form 10-K for the year ended December 31, 2003.

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

3.	Current Reports on Form 8-K, filed with the SEC on April 20, 2004, April 26, 2004 and May 13, 2004.

In addition, we also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act within 180 days following the effective date of the registration statement of which this prospectus forms a part or such shorter period during which participating broker-dealers are required by law to deliver this prospectus. These documents include periodic reports, such as our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports furnished under Items 9 or 12 of Form 8-K), as well as proxy statements.

You can obtain any of the documents incorporated by reference in this prospectus through us, or from the SEC through the SEC’s Internet website at the address indicated above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Hibernia Corporation

313 Carondelet Street

New Orleans, Louisiana 70130

(504) 533-3333

Attention: Corporate Communications Department

In order to obtain timely delivery, you must request the information no later than August 16, 2004.

Until October 19, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.